UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41673

Millennium Group International Holdings Limited

(Translation of registrant’s name into English)

Rm 2722, 27/F, No. 1 Hung To Road, Kwun Tong

Kowloon, Hong Kong 999077

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 30, 2024, Mr. Yau Fai Lai tendered his resignation as director and Mr. Sun Wai But tendered his resignation as independent director of Millennium Group International Holdings Limited (the “Company”), effective June 30, 2024. Neither resignations were a result of any disagreement with the Company’s operations, policies or procedures.

On June 30, 2024, approved by the Board of Directors and the Nominating Committee, Mr. Hok Han “Henry” Ko was appointed as the succeeding member of the audit committee of the Company and Mr. Hon Wai “Marco” Ku was appointed as the succeeding member of the nominating committee of the Company, effective June 30, 2024.

Neither Mr. Hok Han “Henry” Ko nor Mr. Hon Wai “Marco” Ku has a family relationship with any director or executive officer of the Company. They have not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

Date: July 1, 2024	By:	/s/ Ming Hung “Matthew” Lai
	Name:	Ming Hung “Matthew Lai
	Title:	Chairman

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